Exhibit 99.1

No. 25/08

IAMGOLD ANNOUNCES PRELIMINARY WESTWOOD PRODUCTION COULD BEGIN IN 2010

Toronto, Ontario, June 12, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the positive results of an internal scoping study on a near surface portion of the Westwood resource (the “Warrenmac” deposit).  This deposit could be accessed during the exploration shaft development at Westwood and begin production in the second half of 2010.   Westwood is an advanced exploration project located adjacent to the Company’s Doyon mine in the Abitibi region of Quebec.

“We are excited by the development of Warrenmac as it could provide more than a year of production with costs less than zero, net of by-product credits.  It would also decrease the time between the eventual closure of the Doyon mine and the commencement of full production at Westwood,” stated Joseph Conway, President & CEO.

The near surface mineralization, referred to as Warrenmac, hosts significant gold and base metal values. Based on a revised resource estimate completed in April 2008 the measured and indicated resource base of Warrenmac is 313,000 tonnes grading 6.9 g/t gold, 54 g/t silver, 0.2% copper and 4.5% zinc. Development of the resource is expected to deliver a rate of return of in excess of 30% at current commodity prices.  The capital cost of the project is approximately $31 million and is in-line with original capital estimates for this part of the Westwood project development plan.

Access to Warrenmac would be through the exploration ramp previously announced for the Westwood project.  The primary purpose of the ramp is to provide better drilling access to the Westwood deposit above the “14th level” exploration drift but could provide additional benefits for the Warrenmac development schedule. The Warrenmac ore could be processed at the Doyon production facility with the expansion of the copper circuit and a new zinc circuit.  The completion of the ramp access is concurrent with the initial phase development of a 2,000 metre shaft. The Company has initiated the permitting process for the shaft and continues to focus on accelerating the Westwood project to commercial production.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).
The resource estimate at The Westwood project, is based on information prepared under the supervision of, or has been reviewed by Patrice Simard, Head of the Geology Department, an employee of IAMGOLD Corporation and is the “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified person.  The Qualified Person has verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.